EXHIBIT 5

COMMENTS BY AUDITORS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the changes described in Notes 1,13 and 19 to the financial statements. Our reports to the shareholders dated December 20, 2004 are expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ reports when the change is properly accounted for and adequately disclosed in the financial statements.

“Deloitte & Touche LLP”

Chartered Accountants
Toronto, Ontario
December 20, 2004